FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  1 March 2005


                               File no. 0-17630


                               CRH Final Results



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Final Results



CRH plc 2004 RESULTS

Year ended 31st December 2004

                                                                                              % change in 2004
                                                        2004         2003            Reported           In constant
                                                                                                           currency
                                                      euro m       euro m
  Sales                                               12,820       11,080                +16%                    +22%
  Operating profit                                     1,247        1,045                +19%                    +25%
  Profit before tax                                    1,017          864                +18%                    +23%

                                                   euro cent    euro cent

  Earnings per share - excluding goodwill              163.1        136.2                +20%                    +26%
  Earnings per share - including goodwill              143.9        121.9                +18%                    +24%
  Cash earnings per share                              256.4        223.4                +15%                    +21%
  Dividend per share                                    33.0         28.1                +17%                    +17%

Operating profit Including share of joint ventures and associates but excluding goodwill amortisation and profit on sale of fixed assets.

The constant currency percentages compare 2004 results with 2003 figures restated at average 2004 exchange rates.

A landmark year with profit before tax exceeding euro 1 billion for the first time, reflecting excellent full year organic growth and a significant incremental contribution from acquisitions.

Although product prices in Ireland failed to compensate for cost increases, volumes showed satisfactory improvements to leave operating profit of euro 129 million marginally below last year's level.

In Britain and Northern Ireland, underlying organic improvements combined with a slight strengthening of Sterling resulted in a 12% operating profit advance to euro 64 million.

In Mainland Europe, more normal weather conditions and underlying sectoral growth in many of our Materials Division's markets resulted in a 46% increase in its operating profit to euro 194 million. The Products & Distribution Division continued to experience subdued markets. However, despite higher input costs, underlying performance improved and incremental benefits from 2003 and 2004 acquisitions resulted in a 62% advance in operating profit to euro 269 million.

While escalating energy costs eroded the benefits of price improvements for the Americas Materials Division, a sustained focus on operating cost reduction helped deliver a modest improvement in underlying US dollar operating profit. The Americas Products & Distribution Division had a strong year with continuing good residential demand and ongoing evidence of recovery in the non-residential sector leading to a 31% increase in US dollar operating profit. Overall results for the Americas Divisions were 16% ahead in US dollar terms; however the weaker US dollar resulted in a 6% increase in reported operating profit to euro 591 million.

Reflecting the better trading conditions, the 2004 dividend has been increased by 17.4%; this is the 21st consecutive year of dividend increase.

Total development activity amounted to euro 1 billion, lower than the euro 1.6 billion of 2003 which included the euro 0.7 billion Cementbouw transaction, but broadly in line with the levels of development spend in both 2002 and 2001.

Liam O'Mahony, Chief Executive, said today:

"2004 was a landmark year for CRH with profit before tax up 18%, exceeding one billion euro for the first time; our twelfth consecutive year of profit growth and testimony to the Group's strategy and performance. Two particular challenges in the year were the very rapid and severe escalation of energy prices in the third quarter from already high levels which negatively affected our costs; and the continued decline of the US dollar. While there is continuing volatility in energy and currency markets which could impact adversely on economies as the year progresses, the current 2005 outlook for our markets is on the whole positive. Against this background, we maintain our relentless emphasis on performance and the recovery of higher input costs and with our sustained focus on development, supported by our strong balance sheet and cash flow, we look to continuing progress in the year ahead."


Announced Tuesday, 1st March 2005

                                  * * * * * *

RESULTS

Highlights

2004 was a landmark year for CRH, with profit before tax exceeding one billion euro for the first time. The results highlights are set out below.

Sales: euro 12,820 million, up 16% (up 22% in constant currency terms)

Operating profit*: euro 1,247 million, up 19% (up 25% in constant currency terms)

Profit before tax: euro 1,017 million, up 18% (up 23% in constant currency terms)

Earnings per share excluding goodwill amortisation: 163.1c, up 20% (up 26% in constant currency terms)

Cash earnings per share: 256.4c, up 15% (up 21% in constant currency terms)

Dividend per share: 33.0c, up 17%

Operating profit includes share of joint ventures and associates but is before goodwill amortisation and profit on sale of fixed assets.

Growth in the US economy improved during the year, but European economies, with some exceptions, remained relatively sluggish. More normal weather patterns, particularly in northern Europe which experienced a severe winter and spring in 2003, led to strong first half profit growth; despite 2003's subsequent catch-up leading to tough comparatives we continued to show profit growth in the second half of 2004. Two particular challenges in the year were the very rapid and severe escalation of energy prices in the third quarter from already high levels which negatively affected our costs; and the continued decline of the US dollar, fuelled by deficit concerns. While the latter was purely a translation impact, and does not affect the inherent position of our US businesses, it reduced reported profit before tax by over euro 40 million.

Overall the Group performed strongly in 2004 with excellent full year organic growth and a significant incremental contribution from acquisitions.


Dividends

The Board is recommending a final dividend of 23.4c per share, an increase of 17.6% on the 2003 final dividend of 19.9c. This gives a total dividend for the year of 33.0c, an increase of 17.4% reflecting the better trading conditions. It is proposed to pay the final dividend on 9th May 2005 to shareholders registered at close of business on 11th March 2005. A scrip dividend alternative is being offered to shareholders.


Finance

Incremental costs of financing substantial 2003 and 2004 acquisition activity were only partly offset by the interest income generated on our strong free cash flow resulting in an increase in total net interest cost to euro 140 million (2003: euro 118 million).

The reduction in the effective tax rate to 24.3% (2003: 25.2%) primarily reflects the lower proportion of US profits.

Net debt increased by just euro 133 million despite a total spend of euro 1.4 billion on acquisitions, investments and capital projects, reflecting the Group's strong cash generation characteristics. The weaker dollar had a negative translation impact of euro 200 million on shareholders' funds.


Development

The Europe Materials Division had a busy year with a total development spend of approximately euro 0.48 billion. The largest deal was the acquisition in June of a 49% stake, with joint management control, in Secil, a major vertically integrated manufacturer of cement, aggregates and readymixed concrete in Portugal with operations in Tunisia and Lebanon. In January, the Division added significantly to its positions in Switzerland and Finland through the acquisition of Hastag Holding, the second-largest producer of aggregates and readymixed concrete in Switzerland with market leadership in the cantons of Zurich and St. Gallen, and Abetoni, a manufacturer of concrete pipes, piling and paving products in southwestern Finland. Three other small add-on deals were completed during the year.

After an exceptionally busy 2003, the Europe Products & Distribution Division had a quieter, though still active, 2004 with a total development spend of approximately euro 0.19 billion. The Concrete Products group completed three deals, the most significant of which was the purchase in June of Ergon, a Belgian-headquartered manufacturer of precast concrete products with operations in Belgium, France and Poland. The other Concrete deals were the October purchase of the remaining 50% interest in Kellen Concrete Products, a high-end Dutch paving producer, and the December acquisition of Klaps, a manufacturer of concrete paving, sewerage and water treatment products with five production locations in northern Belgium. The Clay Products, Insulation, Fencing & Security, Daylight & Ventilation and Construction Accessories groups each completed a bolt-on deal in 2004. The Distribution Group added to its expanding Belgian DIY network with the purchase of three stores in January and just before year-end completed the purchase of NCD Builders Merchants which added 17 stores to its chain of builders merchants in the Netherlands. 2004 also saw the joint venture established in 2003 by CRH (45% stake) and SAMSE (55%) acquire the remaining 65.3% of the share capital of G. Doras, a regional builders merchant operating a total of 45 specialist and generalist builders merchanting outlets in the Burgundy and Franche Comte regions of France.

Development activity in the Americas Materials Division resulted in 12 add-on transactions to existing operations plus the commencement of a project to develop a greenfield quarry near Harrisburg, PA, at a total combined cost of approximately euro 0.16 billion. The largest acquisition completed during the year was Gallo in New Jersey. This business, with owned and permitted reserves totalling 300 million tons, is an ideal fit with Tilcon's activities in New Jersey and is expected to generate significant benefits from consolidation of existing quarries and savings in transportation and other operating costs. The Division completed 11 other add-on deals across its four operating regions that complement existing operations and continue the focus on acquiring strategically located high quality aggregate reserves.

During 2004, the Americas Products & Distribution Division completed 11 deals and embarked on six major capital projects at a combined cost of approximately euro 0.18 billion.

The Architectural Products Group (APG) was the most active group completing five acquisitions and committing to the construction of five large pallet paver plants in California, Ohio, Arizona, Pennsylvania and Maryland to service the fast-growing US homecentre and hardscapes market, and a major block and patio paver plant near Chicago. APG acquisitions comprised the January purchase of a 50% stake in Paver Systems with three paver plants in Florida and of Greenleaf Products, which supplies bagged mulch and soil to homecentres and other retail chains from five plants in Florida, Georgia and Mississippi. The acquisition in March of an 80% stake in Custom Surfaces, the leading provider of premium countertops in Georgia and South Carolina and in December of Creative Surfaces, serving the Birmingham, Alabama market, expanded APG's ties with homebuilders and homecentres. Anchor Block, a Florida-based producer of segmental retaining walls and architectural masonry was acquired as a bolt-on in December.

The Precast Group resumed development activity with the acquisition in August of Mega Cast in Georgia and Newbasis Central in Texas. In July, the Glass Group expanded geographically into the Northeast with the acquisition of Floral Glass, a leading fabricator and distributor of architectural glass products with facilities in New York, Connecticut and New Jersey. The Distribution Group continued its strategy of increasing its presence in major metropolitan areas with the January purchase of G.W. Killebrew, the largest distributor of interior products in the Hawaiian Islands, and the acquisition in August of Metro Roofing Distributors, a two-branch distributor of windows, siding and roofing products in Boston, Massachusetts. In June, CRH acquired the final 20% stake in Dell Orto, the market leader in glass tempering and glass/aluminium distribution in Chile


Operational review


REPUBLIC OF IRELAND

  Including share of joint ventures                                    Analysis of year-on-year change
                                                Total                                   Acquisitions
  euro million                2004     2003    change                    Exchange             2003    2004    Organic
  Sales                        804      732       +72                           -                -       -        +72

  % change                                       +10%                                                            +10%

  Operating profit             129      130        -1                           -                -       -         -1

  % change                                        -1%                                                             -1%

  Margin                     16.1%    17.8%

Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

In Ireland, residential construction grew strongly, with an estimated record 77,000 house completions compared with 68,800 in 2003. Demand from the infrastructure sector was also strong but eased somewhat in the closing months as some major projects were completed ahead of schedule. After a flat first half, the second half of the year brought evidence of improving commercial and industrial activity. Although product prices failed to compensate for cost increases and margins declined somewhat, volumes for the year showed satisfactory increases and operating profit was just below the 2003 level.


BRITAIN AND NORTHERN IRELAND


      Including share of joint ventures                                           Analysis of year-on-year change
                                               Total                                     Acquisitions
  euro million                2004    2003    change                      Exchange            2003    2004    Organic

  Sales                        749     692       +57                           +13               -      +7        +37

  % change                                       +8%                           +2%                     +1%        +5%

  Operating profit              64      57        +7                            +1               -      +1         +5

  % change                                      +12%                           +2%                     +2%        +8%

  Margin                      8.6%    8.3%


Operating profit is arrived at before goodwill amortisation charges and profit/ loss on sale of fixed assets.

While there was an increase in UK housing starts in 2004, overall brick volumes declined mainly due to the continued movement to less brick-intensive dwellings. With increased kiln availability following rebuilds, Ibstock brick volumes declined somewhat less than the market. Higher energy costs impacted the business but, through a combination of price increases and better productivity, profits improved. Sales and operating profits in our concrete operations increased underpinned by a robust performance from the masonry division. Our UK Fencing & Security operations had an excellent year driven by government spending and strong market positions. In the Materials Division, Northern Ireland operations saw higher activity in housing and infrastructure markets.

With organic profit improvements and the benefits of a modest strengthening of Sterling against the euro, full year operating profit shows an increase on 2003 levels.


MAINLAND EUROPE - MATERIALS

  Including share of joint ventures                                 Analysis of year-on-year change
                                          Total                                Acquisitions         JV to
  euro million           2004     2003   change                 Exchange             2003    2004   Assoc    Organic

  Sales                 1,286    1,007      +279                     -16              +13    +271      -65        +76

  % change                                  +28%                     -1%              +1%    +27%      -7%        +8%

  Operating profit        194      133       +61                      -2               +1     +40        -        +22

  % change                                  +46%                     -2%              +1%    +30%                +17%

  Margin                15.1%    13.2%


Operating profit, which also includes share of associates' profit, is arrived at before goodwill amortisation charges and profit on sale of fixed assets.


JV to Assoc: CRH's option to acquire an additional 25% of the Mashav Group in Israel expired in early 2004, and the status of the Group's existing 25% investment changed from joint venture to associate. Accordingly, with effect from 2004, CRH no longer reports its 25% share of Mashav sales, while the share of operating profit continues to be included in operating profit.


With more normal weather and underlying sectoral growth in many of the countries in which we operate, these operations generated strong organic growth and benefited from significant acquisition activity to deliver a 46% increase in operating profit.


Finland/Baltics

Overall construction activity in Finland improved with investment in residential and infrastructure more than compensating for small declines in other sectors. Sales volumes were strong through 2004 and Abetoni, the concrete products business acquired at the start of the year, was integrated smoothly into ongoing operations. Overall profits grew due to the increase in demand, good performance from acquisitions and tight cost control. The Baltic region, including St. Petersburg, enjoyed strong volume growth and results continued to improve.


Poland/Ukraine

In Poland, cement demand was exceptionally strong in the first half of the year reflecting more normal weather conditions than in 2003 and accelerated demand ahead of the 1st May increase in VAT on construction products. While sales moderated over the rest of the year, our annual cement volumes increased by over 3%. Demand generally benefited from the firmer economic tone and Polish entry into the European Union in May. Blacktop and aggregates saw good volume increases as the Polish national roads programme was rolled out in the second half of the year while our lime business reported improved profits despite higher energy costs. Overall profits advanced strongly. The Ukrainian economy enjoyed good growth in 2004 and our cement sales and profits increased substantially.


Switzerland

Construction output increased due to ongoing infrastructural investment and improved residential construction. Our cement, readymixed concrete and aggregates operations performed well despite intense competition due to the better market conditions, supplies to major tunnel projects and the successful acquisition in January of Hastag, the Zurich-based producer of aggregates and readymixed concrete. Profits were well ahead of 2003 levels.


Spain

Despite further growth in construction output, Spanish markets were competitive with margins in the important Madrid and Catalonia regions remaining under pressure. Although our readymixed concrete volumes declined, improved pricing and operating efficiencies resulted in an outcome similar to 2003.


Portugal

Our June investment in Secil gives a new platform for growth on the Iberian peninsula and in the Mediterranean basin. Results for the period of ownership have met our best expectations and exceeded Secil's performance in the corresponding period of 2003.


Israel

The dominant factor continues to be the difficult political situation. Despite lower overall volumes, profits were ahead of 2003 due to constant improvement in operating efficiency, ongoing cost reduction and new marketing initiatives.


MAINLAND EUROPE - PRODUCTS & DISTRIBUTION

  Including share of joint ventures                                 Analysis of year-on-year change
                                          Total                          Acquisitions               Re-org.
  euro million          2004     2003    change                  Exch.             2003    2004      Costs     Organic

  Sales                3,664    2,636    +1,028                     -7             +871    +120          -        +44

  % change                                 +39%                     -%             +33%     +4%                   +2%

  Operating profit       269      166      +103                      -              +83      +7          -        +13

  % change                                 +62%                                    +50%     +4%                   +8%

  Margin                7.3%     6.3%


Operating profit, which also includes share of associates' profit, is arrived at before goodwill amortisation charges and profit/loss on sale of fixed assets, and includes re-organisation costs of euro 5 million (2003: euro 5 million).

Markets remained subdued in 2004 and failed to sustain the somewhat firmer tone evident in the first half of the year. Against this backdrop, and despite higher input costs particularly in the second half, our underlying performance improved and incremental benefits from 2003 and 2004 acquisitions resulted in a significant advance in overall sales and operating profit.


Concrete Products

The group achieved significant growth from both acquisitions and legacy businesses and profits were well ahead of 2003 despite weakness in key markets and rising raw material costs. Our Belgian operations achieved good growth and successfully passed on input cost increases in contrast to our Dutch operations which faced tough competition due to market overcapacity. Despite weakness in the German economy, EHL maintained volumes and market position although higher raw material costs and selling price pressure led to lower profitability. EHL's Slovakian subsidiary beat expectations. Our French operations reported improved results and successful integration of the Danish operations acquired in September 2003 resulted in a strong performance for that business.


Sand-lime Brick

This business, acquired with Cementbouw in late 2003, turned in an excellent performance in its first full year with CRH.


Cementbouw Joint Venture

Our joint venture in materials trading and readymixed concrete in the Netherlands experienced tough trading conditions in weaker infrastructure markets.


Clay Products

Through better pricing and productivity, these businesses achieved improved results despite weakness in the residential sectors in the Netherlands and Germany.


Insulation

A strong advance in sales was achieved largely due to full year contributions from 2003 acquisitions but also through organic growth despite challenging market conditions. However, immediate recovery through higher selling prices of unprecedented second-half raw materials cost increases proved difficult, resulting in a substantial adverse impact on profit.


Building Products

Fencing & Security had a good year and the integration of 2003 acquisitions, cost control and other synergies resulted in a good profit increase. Daylight & Ventilation faced disappointing sales in Germany and the Netherlands; however, with the benefit of prior restructuring and good cost control, profits improved. The Construction Accessories group, established in 2003, performed very well in its first full year.


Distribution

While market conditions were less favourable than 2003, record levels of sales and operating profits were achieved through better performance in the legacy business and contributions from acquisitions. Our DIY business in the Benelux had another good year despite weaker consumer confidence while our joint venture in Portugal made further progress. In builders merchanting, profits in the Netherlands improved substantially aided by the Cementbouw acquisition and our specialist merchants generally performed well although the ironmongery business had another difficult year. Merchanting activities in Switzerland made further significant progress with improved sales and an advance in operating profit. Profits in our 100%-owned business in Ile-de-France were lower than in 2003; however, we benefited from our increased stake in associate SAMSE and the Doras joint venture.

THE AMERICAS - MATERIALS

  Including share of joint ventures                                    Analysis of year-on-year change
                                                Total                                   Acquisitions
  euro million                2004     2003    change                    Exchange             2003    2004    Organic
  Sales                      2,842    2,831       +11                        -257              +48     +40       +180

  % change                                         -%                         -9%              +2%     +1%        +6%

  Operating profit             272      291       -19                         -26               -4      +6         +5

  % change                                        -7%                         -9%              -1%     +2%        +1%

  Margin                      9.6%    10.3%

Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

Overall, activity levels in this Division benefited from good residential demand offset by somewhat weaker highway spending. This was reflected in improvements in heritage aggregate (+6%) and readymixed concrete (+11%) volumes and a modest decline (-1%) in asphalt volumes. However, escalating energy costs, which reached unprecedented levels through the busy autumn construction season, fed through rapidly into input costs eroding the benefits of price improvements and resulting in an overall margin decline. Although a strong focus on operating cost reduction delivered a modest improvement in underlying US dollar operating profit, an adverse translation impact resulted in lower reported euro operating profit for this Division.


New England

Our operations in New Hampshire, Maine and Massachusetts experienced good volumes from solid state highway programmes; however, high energy costs reduced margins especially in asphalt. Connecticut markets were muted with private construction remaining strong but highway markets were impacted by the state budget deficit and local political issues while Vermont continued to divert paving monies to several ongoing large projects. Higher energy costs led to lower operating margins and left profit below 2003 levels.


New York/New Jersey

Aggregates operations in the New York Metropolitan area benefited from good markets in both private and infrastructure sectors with buoyant residential markets in and around Manhattan combined with several large transit and water/ sewer projects. In New Jersey, asphalt margins were lower due to intense competition although the aggregates business improved. In Upstate New York, profits in the Albany region improved while in Rochester, despite management action, our results declined as the market continued to suffer from cutbacks at several large local employers. Overall, results were broadly unchanged on 2003 levels.


Central

In Pennsylvania and Delaware, results declined significantly due to intense competition and poor highway markets. West Virginia results improved but our Ohio operations were unable to recover the impact of higher energy costs despite a fairly strong market environment. Michigan was disappointing due to severe cutbacks in the highway programme as the state authorities wait to see what the re-authorisation of the US Federal highway funding programme means to Michigan before addressing their lack of highway funding. Overall profit declined.


West

This region comprises over 270 locations across a wide geographic area in 12 states west of the Mississippi River. Trading conditions varied across the region but overall market strength, the integration of recent acquisitions and cost reduction programmes resulted in significantly higher profits. Utah and Idaho saw significant volume increases, benefiting from improved residential and non-residential markets after a number of slack years. Our asphalt business also increased profits as the states continued to refocus their expenditures in asphalt- intensive maintenance projects. Colorado advanced due to stronger highway markets. Wyoming and South Dakota continued to perform exceptionally well, while our small operations in New Mexico returned to profitability following significant cost reduction. Subdued markets and continued tough competition resulted in a slight decline in profits in our Washington and Montana operations.

THE AMERICAS - PRODUCTS & DISTRIBUTION

  Including share of joint ventures                                    Analysis of year-on-year change
                                               Total                                    Acquisitions
  euro million                2004     2003    change                    Exchange             2003    2004    Organic

  Sales                      3,475    3,182      +293                        -278             +104    +149       +318

  % change                                        +9%                         -9%              +3%     +5%       +10%

  Operating profit             319      268       +51                         -23              +11     +18        +45

  % change                                       +19%                         -9%              +4%     +7%       +17%

  Margin                      9.2%     8.4%


Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

The Division had a strong year with residential demand continuing at a good level and ongoing evidence of recovery in the non-residential sector. Internal cost control initiatives and pro-active pricing mitigated the impact of sharp increases in input costs and, together with strong volumes, led to improved margins overall. The Division recorded a 20% increase in sales and a 31% increase in operating profit in US dollar terms with all product groups reporting strong improvements.


Architectural Products (APG)

During 2004 APG pursued operational improvements and selective price increases to meet the challenges of rising energy and cement costs and reported record sales and profits. The Northeast and South regions, along with clay brick producer Glen-Gery, performed particularly well. The group saw significant gains with retail customers and in its Belgard(R) hardscapes business.


Precast

General improvement in construction markets, as well as a modest turnaround in the telecommunications sector, resulted in a 10%+ improvement in sales in our legacy precast operations. We came into the year with a stronger backlog and maintained that early momentum throughout the year. Improved prices and overhead cost savings were achieved which helped offset significant increases in steel, cement and fuel and, with strong volume increases, profits showed a strong improvement.


Glass

Trading conditions improved in 2004 and a modest recovery in commercial construction together with contributions from 2003 and 2004 acquisitions resulted in significant sales and profit growth.


Distribution

Overall the business environment for our operations was good in 2004. The Atlantic seaboard in particular was buoyant; the Midwest, where our presence is not as large, was softer. The devastating hurricanes in August and September led to a significant increase in demand in Florida. The steep increases in the price of many of the commodities handled by the group facilitated further gains in gross margins, although some of these gains may be of a one-time nature. The Distribution group has had several years of good sales and profit growth and achieved records for both in 2004.


South America

Our operations in Argentina and Chile delivered improved results. In Argentina, our clay products business achieved a strong performance with increased domestic shipments being complemented by export sales. Our glass business prospered from strong export sales. In a competitive environment our Chilean glass business re-focussed towards value-added products and took aggressive measures on cost control to record an improvement in results.


International Financial Reporting Standards


The results announced today are reported under Irish/UK GAAP. Restated Interim 2004 and full year 2004 results for the Group under International Financial Reporting Standards (IFRS) will be made available during the second quarter of 2005. The trading statement for the first six months of 2005, to be issued in early July, will provide guidance under IFRS and the Interim 2005 results will be reported under IFRS.


Outlook


While there is continuing volatility in energy and currency markets which could impact adversely on economies as the year progresses, the current 2005 outlook for the various markets in which CRH operates is on the whole positive.

In Ireland, overall construction output is expected to decline somewhat as housing falls back from an all-time high; however on the positive side, a firmer general economy should benefit the industrial and commercial sectors. While there is significant Government commitment to ongoing infrastructure projects and a busy roads programme for 2005, activity may be affected somewhat by the accelerated completion of projects in 2004 and the timing of new start-ups. Construction output in Finland should be stable with completion of some major infrastructure projects offset by increasing demand in industrial and commercial sectors and steady housing. With EU funds now beginning to flow, the Polish construction industry should receive a welcome boost in 2005. In Switzerland, cement sales to a number of major infrastructure projects are set to decline as these projects near completion; however, general market volumes are expected to remain stable. In Spain, construction activity is expected to continue at current levels while Portugal should see growth in the construction sector in line with the projected 2% growth in the economy. The current outlook for the Netherlands is for modest growth driven by new housing and broadly-based renovation investment. Belgium is also expected to enjoy stronger housing and continued strength in commercial activity. After a good 2004, due in part to tax incentives for the housing market, growth in France is forecast to moderate in 2005. Construction demand in Germany is expected to show a further decline. Growth in UK construction is forecast at lower levels than in recent years. Overall, we look to further progress in our European operations in 2005.

At this stage 2005 economic growth looks likely to be solid in the US. House building, which is underpinned by demographics, moderate unemployment and ongoing low real interest rates is expected to remain broadly at current strong levels. The recovery of non-residential construction following the declines of recent years picked up pace during 2004 and this positive trend should continue robustly throughout 2005. TEA-21, the Federal funding programme for transportation which was due to expire on 30th September 2003, has been extended to end-May 2005 at an annualised level of US$34.4 billion. A new six-year programme is expected to be authorised towards mid-year 2005 and, although this is unlikely to benefit the current year, it should lead to stronger volumes thereafter. While State finances are generally improving some still face deficits and, combined with the delayed Federal funding re-authorisation, this may result in a modest decline in highway markets in 2005. Taking all these factors together, we look to an improved dollar outcome in the year ahead in the Americas.

Against this background, we maintain our relentless emphasis on performance and the recovery of higher input costs and with our sustained focus on development, supported by our strong balance sheet and cash flow, we look to continuing progress in the year ahead.

                                    * * * *

This results announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this announcement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.


Group profit and loss account
for the year ended 31st December 2004

                                                            Continuing operations
                                                                     Acquisitions        Total     Total
                                                                  2004       2004         2004      2003            %
                                                                euro m     euro m       euro m       euro m    change
  Sales, including share of joint ventures                    12,232.3      587.4     12,819.7     11,079.8    +15.7%

  Less: share of joint ventures                                (338.7)    (200.9)      (539.6)      (305.5)

  Group sales                                                 11,893.6      386.5     12,280.1     10,774.3    +14.0%

  Cost of sales                                              (8,136.2)    (276.0)    (8,412.2)    (7,461.3)

  Gross profit                                                 3,757.4      110.5      3,867.9      3,313.0

  Operating costs excluding goodwill                         (2,642.2)     (67.8)    (2,710.0)    (2,308.5)
  amortisation

  Group operating profit excluding goodwill                    1,115.2       42.7      1,157.9      1,004.5
  amortisation

  Share of joint ventures' operating profit                       38.6       28.8         67.4         39.5

  Share of associates' operating profit                           21.7          -         21.7          0.7

  Operating profit, including share of joint                   1,175.5       71.5      1,247.0      1,044.7   +19.4%
  ventures and associates

  Goodwill amortisation                                         (96.9)      (4.5)      (101.4)       (75.5)

  Profit on disposal of fixed assets                               8.2        3.1         11.3         13.0

  Profit on ordinary activities before                         1,086.8       70.1      1,156.9        982.2
  interest

  Group interest payable (net)                                                         (126.0)      (112.8)

  Share of joint ventures' and associates' net interest                                 (13.9)        (5.2)

  Profit on ordinary activities before taxation                                        1,017.0        864.2    +17.7%

  Taxation on profit on ordinary activities                                            (247.1)      (217.6)

  Profit on ordinary activities after taxation                                           769.9        646.6

  Profit applicable to equity minority interests                                         (7.8)        (5.9)

  Preference dividends                                                                   (0.1)        (0.1)

  Profit for the year attributable to ordinary shareholders                              762.0        640.6    +18.9%

  Dividends paid                                                                        (51.0)       (43.2)

  Dividends proposed                                                                   (124.7)      (105.0)

  Profit retained for the financial year                                                 586.3        492.4

  Earnings per share for the year

  Basic

  - Including goodwill amortisation                                                     143.9c       121.9c    +18.0%
  - Excluding goodwill amortisation                                                     163.1c       136.2c    +19.8%

  Diluted

  - Including goodwill amortisation                                                     142.8c       120.6c    +18.4%
  - Excluding goodwill amortisation                                                     161.7c       134.8c    +20.0%

  Cash earnings per share for the year                                                  256.4c       223.4c    +14.8%

  Dividend per share                                                                     33.0c        28.1c    +17.4%

Movements on profit and loss account

                                                                       2004       2003
                                                                     euro m     euro m

At 1st January                                                       2,490.2    2,520.3

Profit retained for the financial year                                 586.3      492.4

Currency translation effects on results for the year                  (16.8)     (23.7)

Currency translation effects on foreign currency net investments     (183.3)    (498.8)

At 31st December                                                     2,876.4    2,490.2

Statement of total recognised gains and losses for the year ended 31st December 2004


                                                                        2004       2003
                                                                      euro m     euro m

Profit for the year attributable to ordinary shareholders              762.0      640.6

Currency translation effects on results for the year                  (16.8)     (23.7)

Currency translation effects on foreign currency net investments     (183.3)    (498.8)

Total recognised gains and losses for the financial year               561.9      118.1



Group balance sheet
as at 31st December 2004


                                                                    2004                  2003
                                                              euro m     euro m     euro m     euro m
Fixed assets
Intangible asset - goodwill                                             1,443.5               1,474.5

Tangible assets                                                         5,319.9               5,145.4

Financial assets:

Joint ventures

- share of gross assets                                        993.1                 560.1

- share of gross liabilities                                 (535.1)               (330.4)

- loans to joint ventures                                       83.5                  62.3

Associates                                                     149.2                  44.6

Other investments                                               11.7                  12.1
                                                                          702.4                 348.7

                                                                        7,465.8               6,968.6

Current assets

Stocks                                                       1,249.6               1,117.6

Debtors                                                      1,829.8               1,681.2

Cash and liquid investments                                  1,322.4               1,298.0

                                                             4,401.8               4,096.8

Creditors (amounts falling due within one year)

Bank loans and overdrafts                                      412.0                 510.3

Trade and other creditors                                    1,638.0               1,499.7

Corporation tax                                                 73.0                  77.9

Dividends proposed                                             124.7                 105.0

                                                             2,247.7               2,192.9

Net current assets                                                      2,154.1               1,903.9

Total assets less current liabilities                                   9,619.9               8,872.5

Creditors (amounts falling due after more than one year)

Loans                                                        3,351.1               3,095.8

Deferred acquisition consideration                             103.4                  96.5

                                                                        3,454.5               3,192.3

Capital grants                                                             11.0                  12.7

Provisions for liabilities and charges                                    854.0                 818.0

                                                                        5,300.4               4,849.5

Capital and reserves

Called-up share capital

Equity share capital                                           181.0                 179.3

Non-equity share capital                                         1.2                   1.2

Equity reserves

Share premium account                                        2,149.3               2,078.3

Other reserves                                                   9.9                   9.9

Profit and loss account                                      2,876.4               2,490.2

Shareholders' funds                                                     5,217.8               4,758.9

Minority shareholders' equity interest                                     82.6                  90.6

                                                                        5,300.4               4,849.5


Group cash flow statement
for the year ended 31st December 2004


                                                                                         2004         2003
                                                                                       euro m       euro m
Net cash inflow from operating activities                                             1,545.0      1,396.2

Dividends received from joint ventures and associates                                    30.1         19.4

Returns on investments and servicing of finance

Interest received                                                                        22.2         36.1

Interest paid                                                                         (139.9)      (140.5)

Finance lease interest paid                                                             (2.4)        (0.7)

Preference dividends paid                                                               (0.1)        (0.1)

                                                                                      (120.2)      (105.2)
Taxation

Irish corporation tax paid                                                             (16.0)       (19.6)

Overseas tax paid                                                                     (172.4)       (83.3)

                                                                                      (188.4)      (102.9)

Capital expenditure

Purchase of tangible assets                                                           (520.2)      (402.0)

Capital grants received                                                                   0.1          0.1

Disposal of fixed assets                                                                100.1         77.9

                                                                                      (420.0)      (324.0)

Investment in subsidiary, joint venture and associated undertakings

Acquisition of subsidiary undertakings                                                (498.5)    (1,439.0)

Deferred acquisition consideration                                                     (57.3)       (56.8)

Investments in and advances to joint ventures and associates                          (358.2)       (79.5)

                                                                                      (914.0)    (1,575.3)

Equity dividends paid                                                                 (127.1)      (122.8)

Cash outflow before use of liquid investments and financing                           (194.6)      (814.6)

Cash (outflow)/inflow from management of liquid investments                            (39.4)        110.4

Financing

Issue of shares                                                                          37.4         13.7

Expenses paid in respect of share issues                                                (0.3)        (0.1)

Increase in term debt                                                                   166.8        688.4

New finance leases/(capital element of finance leases repaid)                            31.6        (3.1)

                                                                                        235.5        698.9

Increase/(decrease) in cash and demand debt in the year                                   1.5        (5.3)

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash and demand debt in the year                                   1.5        (5.3)

Increase in term debt including finance leases                                        (198.4)      (685.3)

Cash outflow/(inflow) from management of liquid investments                              39.4      (110.4)

Change in net debt resulting from cash flows                                          (157.5)      (801.0)

Loans and finance leases, net of liquid investments, acquired with subsidiaries         (7.8)       (40.0)

                                                                                      (165.3)      (841.0)

Translation adjustment                                                                   32.7        242.8

Movement in net debt in the year                                                      (132.6)      (598.2)

Net debt at 1st January                                                             (2,308.1)    (1,709.9)

Net debt at 31st December                                                           (2,440.7)    (2,308.1)


Supplementary information

1. Translation of foreign currencies

These financial statements are presented in euro. Results and cash flows of subsidiary, joint venture and associated undertakings based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary, joint venture and associated undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in reserves, net of differences on related currency borrowings. All other translation differences are included in arriving at operating profit.


Rates used for translation of results and balance sheets into euro were as follows:

                                                       Average                             Year-end
Euro 1 =                                          2004          2003                  2004          2003
US Dollar                                       1.2439        1.1312                1.3621        1.2630

Pound Sterling                                  0.6787        0.6920                0.7051        0.7048

Polish Zloty                                    4.5268        4.3996                4.0845        4.7019

Swiss Franc                                     1.5438        1.5212                1.5429        1.5579

Argentine Peso                                  3.6572        3.3314                4.0488        3.6955


2. Accounting policies

These financial statements have been prepared under Irish/UK GAAP on the basis of the policies as set out in the financial statements for the year ended 31st December 2003 published in CRH's 2003 Annual Report.


3. Key components of 2004 performance

                                      Operating           Goodwill      Profit on        Profit         Net     Profit
                        Turnover         profit       amortisation      disposals        before    interest     before
  euro million                           before                                         interest       cost        tax
                                       goodwill
  2003 as reported        11,080         1,045               (76)             13           982       (118)        864

  Exchange effects         (545)          (50)                  3              -          (47)           7       (40)

  2003 at 2004            10,535           995               (73)             13           935       (111)        824
  exchange rates

  Incremental impact
  in 2004 of:

  - 2003                   1,036            91               (23)              -            68        (39)         29
    acquisitions

  - 2004                     587            72                (5)              -            67        (17)         50
    acquisitions

  - change from jv          (65)             -                  -              -             -           -          -
    to associate

  - rationalisation            -             -                  -              -             -           -          -

  Ongoing operations         727            89                  -            (2)            87          27        114

  2004 as reported        12,820         1,247              (101)             11         1,157       (140)      1,017

  % change as             +15.7%        +19.3%                                          +17.8%                 +17.7%
    reported

  % change at             +21.7%        +25.3%                                          +23.7%                 +23.4%
    constant
    2004 rates

4. Geographical analysis

Sales                                            2004                2003
                                               euro m      %      euro m       %
Republic of Ireland                            803.5     6.3       731.6     6.6

Britain and Northern Ireland                   748.5     5.8       691.5     6.3

Mainland Europe                              4,939.5    38.5     3,635.3    32.8

The Americas                                 6,328.2    49.4     6,021.4    54.3

Total including share of joint ventures     12,819.7     100    11,079.8     100

Less: share of joint ventures                (539.6)             (305.5)

Total excluding share of joint ventures     12,280.1            10,774.3


  Profit before                                                          2004
  interest                          Operating profit               Goodwill               Profit on        Profit before
                                      before goodwill             amortisation              disposal           interest
                             %               euro m                   euro m               euro m              Euro m
  Republic of Ireland     10.4                129.2                    (0.3)                  0.6               129.5

  Britain and Northern     5.2                 64.3                    (5.4)                (1.0)                57.9
  Ireland

  Mainland Europe         37.0                461.3                   (54.5)                (0.4)               406.4

  The Americas            47.4                592.2                   (41.2)                 12.1               563.1

  Total including jv's     100              1,247.0                  (101.4)                 11.3             1,156.9
  and associates

  Less: share of jv's                        (89.1)                      8.3                (2.0)              (82.8)
  and associates

  Total excluding jv's                      1,157.9                   (93.1)                  9.3             1,074.1
  and associates

                                                                         2003
                                    Operating profit               Goodwill               Profit on        Profit before
                                    before goodwill             amortisation              disposal           interest
                             %               euro m                   euro m               euro m              Euro m

  Republic of Ireland     12.4                129.9                    (0.3)                  3.4               133.0

  Britain and Northern     5.5                 57.4                    (5.1)                  3.5                55.8
  Ireland

  Mainland Europe         28.5                297.8                   (34.0)                  3.1               266.9

  The Americas            53.6                559.6                   (36.1)                  3.0               526.5

  Total including          100              1,044.7                   (75.5)                 13.0               982.2
  joint ventures

  Less: share of joint                       (40.2)                      1.5                (1.1)              (39.8)
  ventures

  Total excluding                           1,004.5                   (74.0)                 11.9               942.4
  joint ventures


5. Analysis by Division / Class of business


Sales                                               2004                2003
                                              euro m       %      euro m       %
Europe Materials                             2,353.5    18.3     1,983.8    17.9

Europe Products                              2,245.0    17.5     1,720.6    15.5

Europe Distribution                          1,904.1    14.9     1,361.8    12.3

Americas Materials                           2,841.7    22.2     2,831.3    25.6

Americas Products                            2,461.6    19.2     2,196.3    19.8

Americas Distribution                        1,013.8     7.9       986.0     8.9

Total including share of joint ventures     12,819.7     100    11,079.8     100

Less: share of joint ventures                (539.6)             (305.5)

Total excluding share of joint ventures     12,280.1            10,774.3



  Profit before interest                                                  2004
                                       Operating profit            Goodwill              Profit on        Profit before
                                         before goodwill          amortisation             disposal            interest
                                %               euro m               euro m               euro m               euro m
  Europe Materials           27.2                339.4               (21.2)                  0.6                318.8

  Europe Products            15.2                189.6               (24.2)                  0.8                166.2

  Europe Distribution        10.2                126.9               (14.8)                (2.2)                109.9

  Americas Materials         21.8                271.5               (19.2)                  5.8                258.1

  Americas Products          20.5                255.6               (17.6)                  4.8                242.8

  Americas Distribution       5.1                 64.0                (4.4)                  1.5                 61.1

  Total incl. jv's and        100              1,247.0              (101.4)                 11.3              1,156.9
  associates

  Less: share of jv's and                       (89.1)                  8.3                (2.0)               (82.8)
  associates

  Total excl. jv's and                         1,157.9               (93.1)                  9.3              1,074.1
  associates

                                                                          2003

                                      Operating profit               Goodwill            Profit on        Profit before
                                          before goodwill             amortisation          disposal           interest
                                %               euro m               euro m               euro m               euro m

  Europe Materials          26.2                 273.3               (20.3)                  6.3                259.3

  Europe Products           13.7                 142.6               (16.1)                  2.6                129.1

  Europe Distribution        6.7                  70.1                (3.0)                  1.1                 68.2

  Americas Materials        27.8                 290.7               (17.9)                  2.8                275.6

  Americas Products         20.6                 215.6               (14.0)                (0.7)                200.9

  Americas Distribution      5.0                  52.4                (4.2)                  0.9                 49.1

  Total including joint      100               1,044.7               (75.5)                 13.0                982.2
  ventures

  Less: share of joint                          (40.2)                  1.5                (1.1)               (39.8)
  ventures

  Total excluding joint                        1,004.5               (74.0)                 11.9                942.4
  ventures

6. Earnings per share

The computation of basic and diluted earnings per share is set out below:

                                                                                            2004                2003
                                                                                          euro m              euro m
    Numerator for basic and fully diluted earnings per share

    Profit for the year attributable to ordinary shareholders                              762.0               640.6

    Goodwill amortisation, including share of joint ventures and associates                101.4                75.5

    Attributable profit, excluding goodwill amortisation                                   863.4               716.1

    Depreciation charge                                                                    494.4               458.2

    Numerator for cash earnings per share                                                1,357.8             1,174.3

    Denominator for basic earnings per share                                    Number of shares    Number of shares

    Weighted average number of shares (millions) in issue                                  529.5               525.7

    Effect of dilutive potential ordinary shares (employee share options)                    4.3                 5.4

    Denominator for diluted earnings per share                                             533.8               531.1

    Basic earnings per share                                                           euro cent           euro cent

    - Including goodwill amortisation                                                      143.9               121.9

    - Excluding goodwill amortisation                                                      163.1               136.2

    Diluted earnings per share

    - Including goodwill amortisation                                                      142.8               120.6

    - Excluding goodwill amortisation                                                      161.7               134.8

    Cash earnings per share (i)                                                            256.4               223.4


Cash earnings per share, a non-GAAP financial measure, is presented here for information as the Company believes it is a useful financial indicator of a company's ability to generate cash from operations.

7. Reconciliation of operating profit to net cash inflow from operating activities

                                                                              2004       2003
                                                                            euro m     euro m
Group operating profit excluding goodwill amortisation                     1,157.9    1,004.5

Depreciation charge                                                          494.4      458.2

Capital grants released                                                      (1.8)      (2.0)

Net movement on provisions                                                  (10.4)      (2.5)

Increase in working capital (excluding net change in interest accrual)      (95.1)     (62.0)

Net cash inflow from operating activities                                  1,545.0    1,396.2


8. Summarised cash flow

The following table summarises the Group's cash flows for 2004 and 2003.


                                     2004       2003
                                   euro m     euro m
Inflows

Profit before tax                   1,017        864

Depreciation                          494        458

Goodwill amortisation                 101         76

                                    1,612      1,398

Outflows

Tax paid                              188        103

Dividends                             163        150

Capital expenditure                   520        402

Working capital movement              100         58

Other                                  58         30

                                    1,029        743

Operating cash flow                   583        655

Acquisitions and investments        (922)    (1,615)

Disposals                             100         78

Share issues (net of expenses)         73         41

Translation adjustment                 33        243

Increase in net debt                (133)      (598)


9. Movements in shareholders' funds

                                                         2004       2003
                                                       euro m     Euro m
At 1st January                                        4,758.9    4,747.9

Profit retained for the financial year                  586.3      492.4

Currency translation effects                          (200.1)    (522.5)

Issue of ordinary share capital (net of expenses)        72.7       41.1

At 31st December                                      5,217.8    4,758.9


10. Other

                                                                 2004       2003
   Interest cover, excluding joint ventures and associates

   - EBITDA (times)                                              13.2       13.1

   - EBIT (times)                                                 8.5        8.4

  EBITDA = earnings before interest, tax, depreciation and goodwill amortisation

  EBIT = earnings before interest and tax

   Interest cover is calculated by dividing EBITDA and EBIT by
   Group interest payable (net).
                                                                529.5      525.7

   Average shares in issue (millions)

   Net dividend per share (euro cent)                           33.0c      28.1c

   Dividend cover (times)                                         4.3        4.3

   Depreciation charge (euro million)                           494.4      458.2

   Goodwill amortisation charge (euro million)

   - subsidiaries                                                93.1       74.0

   - share of joint ventures and associates                       8.3        1.5

   Net debt (euro million)                                    2,440.7    2,308.1

   Debt ratio                                                     46%        48%

   Debt to year-end market capitalisation                         23%        27%


11. Abbreviated accounts

The results disclosed herein do not represent full accounts. Full accounts for the year ended 31st December 2004, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31st December 2003 containing an unqualified audit report from the Auditors have been delivered to the Registrar of Companies.

12. Board approval

This results announcement was approved by the Board of Directors of CRH plc on 28th February 2005.


13. Annual Report post-out and Annual General Meeting (AGM)


The 2004 Annual Report is expected to be posted to shareholders on Thursday, 31st March 2005 together with details of the Scrip Dividend Offer in respect of the final 2004 dividend. The 2004 Annual Report will be available to the public from Friday, 1st April 2005 at the Company's registered office. The Group's AGM is scheduled to be held in Jurys Hotel, Ballsbridge, Dublin on Wednesday, 4th May 2005.


                                  * * * * * *

CRH plc, Belgard Castle, Clondalkin, Dublin 22

Telephone: +353.1.404.1000 Fax: +353.4.404.1007 email: mail@crh.com website:
www.crh.com

Registered Office: 42 Fitzwilliam Square, Dublin 2, Ireland


                                  * * * * * *





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date:  1 March 2005



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director